Exhibit B

STELIOS AND POLYS HAJI-IOANNOU PLEASED WITH OUTCOME OF

STELMAR SHAREHOLDER VOTE

New York, November 16, 2004 - Stelios Haji-Ioannou, founder of Stelmar Shipping Ltd (NYSE:SJH), and Chairman of EasyGroup (which includes EasyJet, Plc) (LSE: EZJ), and Polys Haji-Ioannou announced today that the independent inspectors of election said that based on preliminary results, Stelmar shareholders did not approve the Fortress transaction at the November 16 special meeting. Stelios commented:

I appreciate the active participation of the Stelmar shareholders throughout this process. With the preliminary results showing that only 20 percent of the shareholders supported the Board’s actions, the mandate is clear – the Stelmar Board needs to change its ways and do things differently now. I believe that Directors of public companies should be custodians of shareholder democracy.

Subsequent to the shareholder meeting, I met with the independent Directors and reiterated the terms under which I will rejoin the Board, as articulated in my press release this morning, and am awaiting a response from them. In any event, absent cooperation from the Board, I am working on contingent plans to ensure that all Stelmar shareholders receive maximum value on an expedited basis.

Nixon Peabody is acting as legal counsel.

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Analysts and Institutions Contacts:

Charlie Koons/Mark Harnett

MacKenzie Partners

212-929-5500

Media Contacts:

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Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

jf@joelefrank.com/srg@joelefrank.com